

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2015

Via E-mail
Helaine M. Kaplan
President
Deutsche Mortgage & Asset Receiving Corporation
60 Wall Street
New York, New York 10005

> **Re:** **COMM 2014-UBS5 Mortgage Trust**
> **Form 10-K for Fiscal Year End December 31, 2014**
> **Response Dated June 12, 2014**
> **File No. 333-193376-10**
>
> **COMM 2014-CCRE14 Mortgage Trust**
> **Form 10-K for Fiscal Year End December 31, 2014**
> **Response Dated June 12, 2014**
> **Amendment No. 2 to Form 10-D for Monthly Distribution Period**
> **March 13, 2015 to April 10, 2015**
> **File No. 333-184376-11**

Dear Ms. Kaplan:

We have reviewed your filings and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response, we may have additional comments.

Forms 10-K for COMM 2014-UBS5 Mortgage Trust and COMM 2014-CCRE14 Mortgage Trust

Item 15 Exhibits, Financial Statement Schedules

1. We note your response to our prior comments 1 and 4. Based on staff's conversation with counsel on June 17, 2015, it is our understanding that the servicer's roles as Primary Servicer are subsumed in that servicer's roles as Master Servicer with respect to a given split loan governed under a particular pooling and servicing agreement. Please confirm

that in future Form 10-K filings for all transactions for which you act as depositor, you will include similar explanatory disclosure to clarify that a Primary Servicer's role for a given split loan included in a non-lead transaction for which the servicing function is governed by the lead pooling and servicing agreement are subsumed in the Master Servicer's role for the lead transaction, and thus the Servicer Compliance Statement provided by the Master Servicer pursuant to Item 1123 of Regulation AB encompasses both roles.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kayla Florio at (202) 551-3490 or me at (202) 551-3850 with any other questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief

cc: Anna Glick, Cadwalader, Wickersham & Taft LLP